Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2009

Mr. Daniel J. Coots
Senior Vice President, Treasurer and Chief Financial Officer
Gainsco, Inc.
3333 Lee Parkway, Suite 1200
Dallas, TX 75219

Re: Gainsco, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for Quarter Ended September 30, 2008
File No. 001-9828

Dear Mr. Coots:

    We have reviewed your January 23, 2009 response to our November 25, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2007

Item 1 – Business

Insurance Operations, page 6

Technology, page 8

1. We have reviewed your response to our prior comment 1. Please revise your description of your software license agreement with Guidewire Software, Inc. to disclose all the termination provisions of the agreement which appear to be described in section 7(b) of that agreement. In addition, it does not appear that you intend to disclose any of the material terms of the consulting services agreement with Guidewire Software, Inc. Please revise to describe the material terms of this agreement, including, but not limited to, any payment provisions, services provided, material obligations that must be met to keep the agreement in place, term and termination provisions.

Exhibits

2. We are reissuing prior comment 6. Pursuant to Item 601(a)(4) of Regulation S-K, any amendment or modification to a previously filed exhibit to a Form 10, 10-K or 10-Q document shall be filed as an exhibit to a Form 10-Q and Form 10-K unless such previously filed exhibit would not be currently required. Please confirm that you will file copies of the third and fourth amendments to your lease agreement with Crescent Real Estate Funding VIII, L.P. and the first amendment to your credit agreement with The Frost National Bank. In your response, identify the period and the form to which you propose to attach these agreements as exhibits.

Form 10-Q for the quarter ended September 30, 2008

Financial Statements

Note 3 – Fair Value Measurements, page 17

3. Revise your response to comment four to include the range of quotes you receive per instrument.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

4. We acknowledge your response to prior comment 5.

    • You stated in your response that the decrease in policy acquisition costs is due, in part, to the reversal of the premium deficiency in the amounts of $347,000 in the third quarter of 2008 and $623,000 during the nine months ended September 30, 2008 for underwriting losses on the South Central business that was recorded in 2007. Please provide us your accounting analysis including reference to authoritative literature supporting how your use of a contra asset account and reversing the charge to unamortized policy acquisition costs complies with GAAP.
    • Please revise your disclosure to describe the nature of marketing expenses incurred in 2007 and 2008, how they varied with and were primarily related to the acquisition of new and renewal insurance contracts, and the facts and circumstances that resulted in the decrease of your marketing expenses in 2008 as compared to 2007.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements or related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or John Krug, Senior Staff Attorney at (202) 551-3862 with questions on any other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant